Exhibit 99.1

FOR IMMEDIATE RELEASE

NORTH ASIA INVESTMENT CORPORATION AND

PACIFIC CITY FINANCIAL CORPORATION ANNOUNCE

TERMINATION OF MERGER AGREEMENT

NORTH ASIA ANNOUNCES GOING CONCERN QUALIFICATION

Seoul, Korea, April 28, 2010 — North Asia Investment Corporation (“NAIC”) (NYSE AMEX: NHR) and Pacific City Financial Corporation (“Pacific City”) (OTC Bulletin Board: PFCF) announced today that the previously announced Agreement and Plan of Reorganization (“Merger Agreement”) by and among NAIC and Pacific City has been terminated by the parties.  The parties determined to terminate the Merger Agreement due to the fact that holders of a significant percentage of NAIC’s public shares indicated an intention to vote against the merger and seek conversion of their shares, and as a result it did not appear that NAIC would have received the necessary vote to approve the merger.

“Pacific City is an exceptional company with a strong track record. We wish them continued success as they grow their business.” said Thomas Chan-Soo Kang, NAIC’s Chief Executive Officer.

Mr. J.C. Chang, President and Chief Executive Officer of Pacific City added: “We regret that we will not have the opportunity to complete this transaction with NAIC.  Despite our disappointment, there were positives for Pacific City during the first quarter of 2010 including an increase in equity capital of $2.87 million and the subsidiary bank returning to profitability.”

NAIC is now seeking a new target business with which to complete a business combination.  If NAIC is unable to complete another business combination by July 29, 2010 (or July 29, 2011 if NAIC’s shareholders approve an extension), its amended and restated memorandum and articles of association provides that it must automatically liquidate and dissolve. The possibility of such business combination not being consummated raises substantial doubt as to NAIC’s ability to continue as a going concern.  As a result, NAIC’s financial statements for its fiscal year ended June 30, 2009 contain a going concern qualification from its independent accounting firm, Rothstein, Kass & Company, P.C.  The foregoing does not represent any change or amendment to NAIC’s financial statements for its fiscal year ended June 30, 2009 or to its Annual Report on Form 20-F for such period but is being disclosed in compliance with Rule 610 of the NYSE Amex Company Guide, which requires separate disclosure of receipt of an audit opinion that contains a going concern qualification.

About Pacific City Financial Corporation

Pac City is a bank holding company, headquartered in Los Angeles, California, that conducts its operations through Pacific City Bank (the “Bank”), a California state-chartered bank.  The Bank provides a full range of consumer and business banking services, including accepting deposits into checking and various types of interest-bearing deposit accounts while also originating a full range of commercial, industrial, real estate, Small Business Administration and consumer loans.  The Bank, founded initially to meet the banking needs of the Korean-American community, now provides services to diverse ethnic communities in Southern California through seven branch offices in Los Angeles and Orange counties.  In addition, the Bank maintains four loan production offices in San Francisco, CA, Dallas, TX, Annandale, VA, and Seattle, WA.

About North Asia Investment Corporation

NAIC is a special purpose acquisition company incorporated in the Cayman Islands.  NAIC was formed to acquire, or acquire control of, one or more operating businesses through a merger, stock exchange, stock purchase, asset acquisition, reorganization or other similar business combination.  NAIC has neither engaged in any operations nor generated any revenue to date.

Safe Harbor

This press release may include “forward-looking statements.”  Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results.

CONTACT:

Thomas Chan-Soo Kang

Chief Executive Officer

North Asia Investment Corporation

+82-2-2198-3330

Henry Kim

Senior Vice President

Pacific City Financial Corporation

213-210-2013

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